Michael J. Wood Vice President, Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

November 24, 2009

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company
File No. 001-13699
Form 8-K: Furnished on October 22, 2009

Dear Mr. Shenk:

This letter responds to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company’s (“Raytheon” or the “Company”) Form 8-K furnished on October 22, 2009 (the “8-K”), as communicated to us in your letter of November 20, 2009. We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comment contained in your letter, followed by our response.

1.	We note your response to our prior comment 1. It is still unclear to us why the presentation of “FAS/CAS Adjusted EPS” is useful to investors. Please disclose why investors benefit from understanding the measure that management itself uses to evaluate and forecast the company’s performance. Please also specifically disclose how adjusting for the differences in amortization of historical gains and losses creates a measure that is representative of current operating performance and why investors should use CAS expense when evaluating your performance. Please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting “FAS/CAS Adjusted EPS”.

Response:

We believe the presentation of “FAS/CAS Adjusted EPS” is useful to investors by enabling them to better assess our operating performance in the context of how our principal customer, the U.S. Government, allows us to recover pension costs. We are only allowed to price and allocate pension expense to our U.S. Government contracts as calculated under the U.S. Government cost accounting standards (CAS). CAS pension rules recognize pension expense in a different method than the financial accounting standards (FAS) requirements under U.S. GAAP, although the ultimate actual costs under both methods are the same (i.e., they are two different methods of amortizing the same costs). For example, as discussed on page 39 of our 2008 10-K, CAS generally amortizes gains and losses over a longer period than FAS. Thus, any gains or losses that are amortized in the CAS pension expense will be priced into our contracts with the U.S. Government over that longer period even though they must be recognized earlier under FAS. We believe that this measure is a useful alternative measure of our actual operating performance for investors since it reflects what we have actually been able to price and recover in our contracts. In addition, because FAS has alternative elections and companies in our industry had not all made the same elections (e.g. the period used to determine the market-related value of the plan assets), we believe FAS/CAS Adjusted EPS is a useful alternative measure for investors to make meaningful comparisons among companies in our industry.

Raytheon Company

File No. 001-13699

November 24, 2009

Proposed revised disclosure

These amounts are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). They should be considered supplemental to and not a substitute for financial performance in accordance with GAAP. FAS/CAS Adjusted EPS is defined as EPS from continuing operations attributable to Raytheon Company common stockholders excluding the earnings per share impact of the FAS/CAS Pension Adjustment. We are providing FAS/CAS Adjusted EPS because management uses it for the purposes of evaluating and forecasting the Company’s financial performance and we believe it allows investors to benefit from being able to assess our operating performance in the context of how our principal customer, the U.S. Government, allows us to recover pension costs and to better compare our operating performance to others in the industry on that same basis.

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We believe that our response adequately address the matter referenced in your November 20, 2009 comment letter. If you would like to discuss our response or any further questions you may have, please do not hesitate to contact David Wajsgras at 781-522-5810 or me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood

Vice President and Chief Accounting Officer

cc:	William H. Swanson
David C. Wajsgras
Jay B. Stephens